1191 Second Avenue	206.389.4510
10th Floor	Fenwick.com
Seattle, WA 98101

Katherine K. Duncan
KDuncan@Fenwick.com I 206.389.4537
September 14, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attention:	Stephen Kim
Rufus Decker
Donald Field
Mara Ransom

Re:	Remitly Global, Inc.
Registration Statement on Form S-1
Submitted August 30, 2021
File No. 333-259167
Ladies and Gentlemen:
We are submitting this letter on behalf of Remitly Global, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 9, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-259167) filed with the Commission on August 30, 2021 (the “Registration Statement”). Concurrently herewith, we are transmitting Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

United States Securities and Exchange Commission
Division of Corporation Finance
September 14, 2021

We Benefit from a Powerful Flywheel, page 7
1.    We note your response to our prior comment 1 and your response which indicates that your five-year LTV/CAC ratio calculated for the customers acquired during the year ended December 31, 2020 is higher than that for December 31, 2019 but that you view the data for the year ended December 31, 2020 as an outlier due to several factors. For context, please revise to disclose this information to investors or tell us why presenting a single measurement period is appropriate.
In response to the Staff’s comment, the Company has revised its disclosure on page iii of the Registration Statement Amendment No. 1.
Principal and Selling Stockholders, page 166
2.    Please revise to provide the required information as of the most recent practicable date. Refer to Items 403 and 507 of Regulation S-K.
In response to the Staff’s comment, the Company has revised its disclosure of the Principal and Selling Stockholders section starting on page 169 of the Registration Statement Amendment No. 1.
*******
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

CC:	Matthew Oppenheimer	Sincerely,
Saema Somalya
	Remitly Global, Inc.	/s/ Katherine K. Duncan
Katherine K. Duncan
	Aman Singh Angela Park	Partner FENWICK & WEST LLP
Fenwick & West LLP
2